Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Model Performance Mini Corp. on Form F-4 Amendment No. 2 [File No. 333-267125] of our report dated April 15, 2022, which includes explanatory paragraph as to Model Performance Acquisition Corp’s ability to continue as going concern with respect to our audit of the financial statements of Model Performance Acquisition Corp. as of December 31, 2021 and for the period from January 8, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

November 3, 2022